Exhibit 5.1

20. We note counsel’s assumption regarding “the correctness and completeness of statements made or included [in certain corporate records and documents of the Company] by the company.” This assumption is too broad. Please have counsel clarify the assumption relates to matters that are solely factual or explain to us how this assumption is appropriate.

Revised as follows:

“I have necessarily assumed the correctness and completeness of the solely factual statements made or included therein…”

Very truly yours,

Frank Underhill, President

Vegas Rental Development, Inc.